57TH STREET GENERAL ACQUISITION CORP.
110 West 40th Street, Suite 2100
New York, NY 10018
September 6, 2011
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, DC 20549

Attn:	Mr. Charles Lee

Re:	57th Street General Acquisition Corp. (the “Company” or the “Registrant”) Registration Statement on Form S-3, as amended SEC File No. 333-175408
Dear Mr. Lee:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. on Thursday, September 8, or as soon as thereafter practicable.
Please note that we acknowledge the following:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, 57TH STREET GENERAL ACQUISITION CORP.
By:	/s/ John D. Ireland
John D. Ireland
Chief Financial Officer